

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2014

<u>Via E-mail</u>
Darren Katic
Chief Executive Officer
Sara Creek Gold Corp.
326 S. Coast Highway, Suite 102
Redondo Beach, CA 90277

> **Re:** **Sara Creek Gold Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 20, 2014**
> **File No. 0-52892**

Dear Mr. Katic:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Information Statement on Schedule 14C</u>

<u>General</u>

1. We note that your Form 10-K for the fiscal year ended August 31, 2013 is the subject of a review by the staff as to which there are outstanding comments. We will not be in a position to conclude our review of your Preliminary Information Statement until the outstanding comments on your Form 10-K have been resolved.

Amendment Increasing the Number of Authorized Shares of the Company's Capital Stock,
page 4

Purpose and Effect of the Capital Stock Increase, page 4

2.   We note your statement that "[b]ecause of [sic] the number of shares issued and
        outstanding has almost reached the full amount of authorized capital stock of the
        Company, if we do not increase the number of authorized shares of Common Stock we
        will be unable to pursue certain future transactions for the purpose of raising equity
        capital." We note your discussion in the Form 8-K filed January 7, 2014 and in the Form
        10-Q for the fiscal quarter ended November 30, 2013 concerning up to 33 million
        additional shares of common stock that may be issuable to Messrs. Katic and Moore in
        connection with the acquisition of Hawker Energy, LLC. Please enhance your disclosure
        to indicate whether you would be able to issue these shares if you do not increase the
        number of authorized shares. Furthermore, we note that the additional 33 million shares
        are payable upon achievement of milestones that include certain potential future
        acquisitions. Clarify whether the additional authorized shares might be used to effectuate
        these potential future acquisitions.

3.   If some of the additional authorized shares may be issued in connection with acquisitions,
        please provide your analysis as to whether financial information is required in your
        Schedule 14C filing pursuant to Item 13 of Schedule 14A and Item 1 of Schedule 14C.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director